Exhibit 99.03

Year 2000 Information

YEAR 2000 PROJECT OVERVIEW.	Like most major financial institutions,
MBNA Corporation (the "Corporation") parent corporation to MBNA America Bank, National Association, which is servicer to the MBNA Master Credit Card Trust II, is highly dependent upon technology to deliver products and services to its customers. Credit card transactions and authorizations require a variety of voice and data networks, and service providers to operate successfully. Sophisticated computer and telecommunication systems enable the Corporation to process these transactions and service customer accounts. Many computer applications have been written using two digits rather than four to define the applicable year, and therefore may not recognize a date using "00" as the Year2000. If proper steps are not taken to address this issue, an inability of the application to properly process transactions with dates in the Year 2000 or thereafter could result.

The Corporation began its Year 2000 Project (the "Project") to address this issue in 1994. The Project is organized into six major components: Application Software; Infrastructure; Business Unit; Telecommunication; Desktop Infrastructure; and Readiness Testing. The Application Software component includes all internally developed and purchased software used to perform specific business functions. This portion of the Project encompasses nearly all mission critical applications, including systems that service and support loans, deposits, customer service activities, and financial systems. The Infrastructure component includes the computer hardware and associated system's software upon which Application Software is run, and includes Mainframe and Distributed system platforms. The Business Unit component encompasses application software, developed or acquired, managed outside the technology area. It also includes all vendor supplied services and non-technology equipment, such as building operation and security systems. The Telecommunication component incorporates all voice and data networking and switching components; voice response technology; and local, long distance, and international telecommunication services. The Desktop Infrastructure component addresses local area network and desktop computing environments and includes all hardware and software components. The Readiness Testing component is the final comprehensive integrated test of Application Software and Infrastructure in a fully Year 2000 compliant environment. This will include interfaces with major vendors such as MasterCard International and Visa International.

The Corporation has substantially completed the Application
Software, Infrastructure, Business Unit, Telecommunication, and Desktop Infrastructure components of the Project. This included the assessment, renovation, validation and implementation phases. Assessment activities will continue throughout 1999to minimize overall risk. During 1999, the Corporation will complete implementation of any newly purchased software, perform the readiness testing, and finalize contingency plans.

PROJECT READINESS. The Application Software and Infrastructure, the most substantial components of the Project, are complete and have been implemented into production, with the exception of a small number of purchased software packages. Application Software is extensively tested for Year 2000 readiness prior to placing it into production. The Corporation expects that the updates to the remaining purchased software packages will be implemented by June 30,1999. Business Unit efforts, which primarily involve work with third-party vendors, are estimated to be approximately 75% complete. The Corporation's business units have completed Year 2000 assessments and are in varying stages of renovation, validation and implementation. Vendors have been contacted regarding their progress and regular meetings and site visits have been, and will continue to be, held with critical vendors to evaluate their progress. Remediation of Business Unit's applications is planned and on track to be completed by June 30, 1999. The Corporation does not have significant Year 2000exposure from non-technology equipment.

Internal telecommunication hardware and software upgrades are substantially completed. The Corporation is actively participating in various telecommunication forums in order to monitor telecommunication service provider readiness and to establish interoperability testing standards.

The Desktop Infrastructure efforts are substantially completed with final completion expected by March 31, 1999.

A standalone test environment is currently being constructed to perform extensive final readiness testing. A standalone test environment is separate from the Corporation's production systems and thus reduces the risk that testing will disrupt the Corporation's operations. This environment will include a voice and data network as well as mainframe, distributed, and desktop computers. All critical applications will be fully tested in a Year 2000compliant environment as a final assurance step. Testing within the mainframe environment has started and is expected to be rolled out to the full environment by April 1999. Testing will continue through September 1999,incorporating all critical Year 2000 dates. This environment will be maintained throughout 1999 in order to allow testing of significant system changes and newly acquired software.

The Corporation relies on various third-parties to perform processing services and to supply critical system applications. Critical third-party provided software applications are being tested regardless of vendor statements to fitness to ensure Year 2000 compliance. Regular meetings and site visits are being held with MasterCard International, Visa International and other critical third party service providers to evaluate and monitor their project status.

COSTS.	The total cost associated with required modifications to
become Year2000 compliant is not expected to be material to the Corporation's consolidated financial position. The estimated total cost of the Project is expected to be approximately $40 million. Costs incurred and expensed through December 31,1998 were approximately $20 million. The majority of the remaining cost is associated with conducting the readiness testing, preparing contingency plans, and staffing a transition team for early 2000.

RISKS.	Because the Corporation's business is highly reliant on
various types of computer technologies, disruptions caused by Year 2000 failures have the potential to have a material impact on the Corporation's operations, liquidity, and financial condition. Due primarily to the general uncertainty of the Year2000 readiness of some third-party providers, at this time the Corporation cannot with substantial certainty determine whether or not consequences of Year2000 failures will have a material impact on the Corporation's results of operations, liquidity or financial condition. Based on the current project status and extensive testing completed and planned, the Corporation expects any internal Year 2000 system failure will be handled in the normal course of business and will not have a significant impact on the Corporation. It is more likely that any impact will result from a third-party that the Corporation conducts business with directly or indirectly. A likely worst case scenario would involve major disruption of the telecommunications network, a major disruption in the supply of electrical power, failure of one or more of the primary financial switching networks or, in the United Kingdom, failure of the primary data servicing provider. Revenues could be negatively impacted if Year2000 failures prevent the Corporation or other entities from processing customer transactions and cause customers to curtail credit card spending for a period of time.

CONTINGENCY PLANS.	The Corporation has a standing contingency plan
that addresses various types of business interruptions. This plan is tested and updated on a regular basis. The Corporation has been and will continue to develop contingency plans to address possible negative impacts specific to the Year 2000 problem. Plans are complete and in place for any critical third-party software application which will not be Year 2000 compliant. At this time it is not expected that these plans will need to be implemented. Contingency plans for critical third-party providers are in varying stages of development. These plans are expected to be completed by June 30, 1999. The Corporation maintains a standing contingency plan to address liquidity and capital needs. A plan specific to Year 2000 implications has been completed. This plan will continue to be modified as necessary based on identified or perceived market risks. Efforts are underway in each business unit to revise existing contingency plans to address specific Year 2000 implications. These plans will continue to be updated throughout 1999 as additional information becomes available regarding specific identified risks.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS.	The above disclosure on
Year 2000 issues includes forward-looking statements concerning the Corporation's future operations, expenses and financial performance. Such statements are subject to risks and uncertainties that may cause the Corporation's actual operations and performance to differ materially from those set forth in such forward-looking statements. Factors which could cause the Corporation's actual results to differ materially from those projected by the Corporation include, but are not limited to, the following: failure of third parties providing software, telecommunications, data networks, and other products or services to the Corporation to become Year 2000 compliant; insufficient staff and other technical resources; unexpected difficulties in implementing system enhancements; disruptions in the overall consumer credit market due to Year2000 problems; and disruptions in capital markets due to Year 2000 problems.

DOCSDC1:81190.1 	2